EXHIBIT 99.3

CBSNews.com


DVD SALES RESHAPING FILM INDUSTRY
HOLLYWOOD, Oct. 20, 2003


When the new movies arrive on the shelves at Target every week, Jermaine is ready and waiting.

"Every Tuesday there's new DVDs coming out," he says. "Whatever they have on the shelf I usually pick it up." He has a collection of 200 titles, lured by cheaper prices and a better picture. "I'm kind of a DVD addict," he says.

And, as CBS News Correspondent Anthony Mason reports, he's not alone.

Home video sales will hit $25 billion this year, and Hollywood can't burn the discs fast enough.

Home video sales now account for nearly 60 percent of Hollywood's revenue. DVD sales are not only the fastest growing part of the movie business, they're changing the way Hollywood does business.

"It's become the single most important economic factor when a decision is made to greenlight a movie," says Chris McGurk, vice chairman of Metro Goldwyn Mayer.

He says DVD sales can save a film like "Dark Blue," which pulled in a modest $9 million in theaters.

"It actually did more revenues in DVD than it did at the box office," says McGurk, because the DVD market is a man's world.

"Action sells on DVD," says Ben Feingold, who heads home entertainment for Columbia Tri-Star.

The studio's "XXX" made $140 million in theaters, but will surpass that in disc sales.

"When you have special effects pictures which really show well, and the audio is fantastic, it's a recipe for success and growth," says Feingold.

Blockbuster films now often sell more than 10 million DVDs in the U.S. alone.

And that's at $20 a pop.

And with DVD players still in only half of American homes, Hollywood believes those soaring sales will just get hotter still.